March 10, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Justin Dobbie

Re: Grayscale Avalanche Trust (AVAX)*
Registration Statement on Form S-1 (File No. 333-289829)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Grayscale Investments Sponsors, LLC, a Delaware limited liability company and the sponsor of Grayscale Avalanche Trust (AVAX) (the “Trust”), hereby requests that the Trust’s Registration Statement on Form S-1 (File No. 333-289829) (as amended) (the “Registration Statement”), be declared effective at 4:30 p.m., Eastern Time, on March 11, 2026, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Davis Polk & Wardwell LLP by calling Joseph A. Hall at (212) 450-4565 or Dan Gibbons at (212) 450-3222. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at edward@grayscale.com and to our counsel, Joseph A. Hall at joseph.hall@davispolk.com or Dan Gibbons at dan.gibbons@davispolk.com.

*On March 11, 2026, the Registrant intends to change its name from “Grayscale Avalanche Trust (AVAX)” to “Grayscale Avalanche Staking ETF.”

Very truly yours, GRAYSCALE INVESTMENTS SPONSORS, LLC, as Sponsor of Grayscale Avalanche Trust (AVAX)
By:	/s/ Craig Salm
	Name:	Craig Salm
	Title:	Chief Legal Officer